File No. 70-10269

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

                              GEORGIA POWER COMPANY
                          241 Ralph McGill Blvd., N.E.
                             Atlanta, Georgia 30308

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Janice G. Wolfe
                               Corporate Secretary
                              Georgia Power Company
                          241 Ralph McGill Blvd., N.E.
                             Atlanta, Georgia 30308

                   (Names and addresses of agents for service)

                    The Commission is requested to mail signed copies of all orders, notices and communications to:

       Thomas A. Fanning                              Melissa K. Caen, Esq.
Executive Vice President, Chief                       Troutman Sanders LLP
Financial Officer and Treasurer                    600 Peachtree Street, N.E.
     The Southern Company                                  Suite 5200
   270 Peachtree Street, NW                       Atlanta, Georgia  30308-2216
    Atlanta, Georgia 30303


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The Application pending in the foregoing file is amended and restated in its entirety as follows.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

         Georgia Power Company ("Georgia") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Georgia proposes to organize one or more subsidiaries for the purpose of effecting various financing transactions from time to time through May 31, 2008 involving the issuance and sale of up to an aggregate of $1,100,000,000 of Preferred Securities (as hereinafter defined), as described herein.

         In connection with the issuance of Preferred Securities, Georgia proposes to organize one or more separate subsidiaries as a business trust under the laws of the State of Georgia or a statutory trust under the laws of the State of Delaware or other comparable trust in any jurisdiction considered advantageous by Georgia or any other entity or structure, foreign or domestic, that is considered advantageous by Georgia. The subsidiaries to be so organized are hereinafter referred to individually as a "Trust" and collectively as the "Trusts." Georgia requests that the Securities and Exchange Commission (the "Commission") reserve jurisdiction over the use of a foreign entity as a Trust.

         The ability to use Trusts in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a Trust is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. However, decreasing tax exposure is usually not

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the primary goal when establishing a Trust. Because of the potential significant non-tax benefits of such transactions, as discussed below, use of a Trust can benefit an issuer even without a net improvement in its tax position.

         Trusts can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Trusts can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus, they represent potential new sources of capital.

         The respective Trusts will issue and sell from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation amount or preference per security.

         Transactions of the Trusts are reported by Georgia on its financial statements, and it is desirable for Georgia to continue to maintain a degree of similarity in its financial statements by issuing Preferred Securities through the Trusts rather than directly issuing subordinated debt. In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which requires reclassification of certain financial instruments within its scope, including shares that are mandatorily redeemable, as liabilities. Statement No. 150 is currently effective. In accordance with Statement No. 150, Georgia reclassified $940,000,000 of its outstanding mandatorily redeemable Preferred Securities as liabilities effective July 1,


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2003. The implementation of Statement No. 150 did not have a material effect on
Georgia's Statements of Income and Cash Flows.

         Georgia will acquire all of the common stock of any Trust for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Trust (i.e., the aggregate of the equity accounts of such Trust) (the aggregate of such investment by Georgia being herein referred to as the "Equity Contribution"). Georgia may issue and sell to any Trust, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Trust will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, Georgia may enter into a loan agreement or agreements with any Trust under which such Trust will loan to Georgia (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Trust and the proceeds from the sale of the Preferred Securities by such Trust from time to time, and Georgia will issue to such Trust Notes evidencing such borrowings. As of March 31, 2005, Georgia had $969,073,000 of Notes payable to such Trusts outstanding.

         Georgia also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Trust if and to the extent such Trust has funds


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legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Trust or redemption of the Preferred Securities of such Trust and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. Georgia's credit would support any such Guaranty.

         Each Note will have a term of up to 50 years. Prior to maturity, Georgia will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Trust's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock of such Trust. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Trust issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, Georgia may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Trust will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Trust's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption


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and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Notes issued by Georgia with respect thereto.

         The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of Georgia and will have no cross-default provisions with respect to other indebtedness of Georgia - i.e., a default under any other outstanding indebtedness of Georgia would not result in a default under any Note or Guaranty. However, Georgia may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

         It is expected that Georgia's interest payments on the Notes will be deductible for federal income tax purposes and that each Trust will be treated as a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Georgia will be deemed to have received distributions in respect of their ownership interests in the respective Trust and will not be entitled to any "dividends received deduction" under the Internal Revenue Code of 1986, as amended. The Preferred Securities of any series, however, may be redeemable at the option of the Trust issuing such series (with the consent or at the direction of Georgia) at a price equal to their par or stated value or liquidation amount or preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon


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the occurrence of certain events, among them that (x) such Trust is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Trust, or (y) it is determined that the interest payments by Georgia on the related Notes are not deductible for income tax purposes, or (z) such Trust becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events that are typical of a transaction of this type. Georgia also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Trust for the Notes or other junior subordinated debt issued to such Trust. In addition, rather than issuing Preferred Securities of a Trust, Georgia may instead issue Notes or other junior subordinated debt directly to purchasers.

         In the event that any Trust is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Trust may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Trust will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, Georgia's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any Trust is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, Georgia may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Trust, after


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the payment of such taxes, shall result in the Trust's having such funds as it would have had in the absence of such payment of taxes.

         For financial reporting purposes, each Trust is a variable interest entity. On March 31, 2004, Georgia prospectively adopted FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," which requires the primary beneficiary of a variable interest entity to consolidate the related assets and liabilities ("FIN 46R"). The adoption of FIN 46R had no impact on Georgia's net income. Georgia accounts for its investment in each Trust under the equity method in accordance with FIN 46R, since Georgia does not meet the FIN 46R definition of a primary beneficiary.1 The Notes payable by Georgia to such Trusts are presented as a separate line item on Georgia's balance sheet. Interest payable on the Notes is reflected as a separate line item on Georgia's income statement and appropriate disclosures concerning the Preferred Securities, Guaranties and Notes are included in the notes to Georgia's financial statements.

            Georgia represents that it will maintain its common equity as a percentage of capitalization (inclusive of short-term debt) at no less than thirty percent. Georgia further represents that no guarantees or other securities may be issued in reliance upon the authorization granted by the Commission pursuant to this application, unless, upon original issuance, (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding

_______________________

1 The primary beneficiary under FIN 46R is the enterprise "that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both." If one of the parties will absorb a majority of the entity's expected losses and another party receives a majority of the expected residual returns, "the enterprise absorbing a majority of the losses shall consolidate the variable interest entity." In the case of Georgia's Preferred Securities, the securityholders have the risk of absorbing the majority of the losses through the risk of default by Georgia or the Trusts, and therefore are the primary beneficiaries.


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securities of Georgia that are rated are rated investment grade; and (iii) all outstanding securities of Southern that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities and Exchange Act of 1934, as amended. Georgia requests that it be permitted to issue a security that does not satisfy the foregoing conditions if the requirements of Rule 52(a)(i) and Rule 52(a)(iii) are met and the issue and sale of the security have been expressly authorized by the Georgia Public Service Commission. Georgia also requests the Commission to reserve jurisdiction over any guaranties or securities that do not satisfy these conditions.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Trust, the holders of the Preferred Securities of such Trust will be entitled to receive, out of the assets of such Trust available for distribution to its shareholders, an amount equal to the par or stated value or liquidation amount or preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.

         The constituent instruments of each Trust, including its Trust Agreement, will provide, among other things, that such Trust's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to Georgia of (i) the proceeds thereof and (ii) the Equity Contribution to such Trust, and certain other related activities. Accordingly, it is proposed that no Trust's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue


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and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Trust to maintain an appropriate capital structure.

         Each Trust's constituent instruments will further state that its common stock is not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Georgia (or permitted successor), and that Georgia (or permitted successor) will pay all expenses of such Trust.

         The effective cost of capital on the Preferred Securities and the interest rate on the Notes will not exceed competitive market rates available at the time of issuance of securities, having the same or reasonably similar terms and conditions issued by companies of reasonably comparable credit quality; provided that in no event will the effective cost of capital exceed 300 basis points over U.S. Treasury securities having comparable maturities.

         The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security that is the subject of this application-declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

         Georgia will file, on a quarterly basis (within 60 days following the close of each calendar quarter), the information required pursuant to Rule 24 with respect to any Trust organized or otherwise acquired pursuant to this filing. Such filings, if any, will include a representation that the financial statements of Georgia shall account for any Trust in accordance with generally accepted accounting principles and shall further disclose, with respect to any


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such Trust, (i) the name of the Trust; (ii) the value of Georgia's investment account in such Trust; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the Trust by Georgia; (v) the type of corporate entity; (vi) the percentage owned by Georgia;
(vii) the identification of other owners if not 100% owned by Georgia; (viii) the purpose of the investment in the Trust and (ix) the amounts and types of securities to be issued by the Trust. To the extent any securities are issued by any entity pursuant to this filing, which securities are not set forth on the balance sheet of Georgia, then the terms and conditions of such securities will be included in the applicable report filed pursuant to Rule 24.

         Georgia will use the proceeds from the sale of the securities described herein in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

         A total amount of $940,000,000 2 Preferred Securities issued through Trusts are currently outstanding as of March 31, 2005.3 Georgia proposes that the authorization to issue up to $1,100,000,000 of Preferred Securities sought in this file would supersede and replace the remaining authorization in the

________________________

2 Georgia's additional long-term debt oustanding at March 31, 2005 was approximately $3,809,000,000. Georgia's issuance of this additional long-term debt is exempt from the provisions of the Act pursuant to Rule 52.

3 Georgia has issued its $940,000,000 outstanding Preferred Securities pursuant to two separate orders of the Commission. Pursuant to Commission File No. 70-8461 (HCAR No. 27417, dated June 8, 2001), Georgia was authorized to issue up to $700,000,000 of Preferred Securities through December 31, 2005 (the "June 2001 Order"). Georgia issued $440,000,000 of Preferred Securities pursuant to the June 2001 Order. In Commission File No. 70-10073 (HCAR No. 27584, dated October 23, 2002), the remaining authority from the June 2001 Order ($260,000,000) was superceded and Georgia was authorized to issue up to $650,000,000 of Preferred Securities through October 31, 2005 (the "October 2002 Order"). Georgia has issued $500,000,000 pursuant to the October 2002 Order. Thus, Georgia has remaining authority under the October 2002 Order to issue up to an aggregate amount of $150,000,000 additional Preferred Securities prior to October 31, 2005.


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October 2002 Order and be effective immediately upon the date of the
Commission's order herein.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
         ------------------------------

         The fees and expenses in connection with the proposed transactions (other than those described in Item 1 hereof and other than underwriting discounts and commissions) are estimated not to exceed $2,665,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
         -------------------------------

         Georgia considers that Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 45, 52 and 54 thereunder are applicable to the proposed transactions.

         The issuance of the Preferred Securities and the issuance of the Notes and Guaranties to the Trusts are exempt from Sections 6(a), 7 and 12(b) of the Act by virtue of Rules 52(a) and (b) and 45(b)(1) and (b)(7) thereunder.

         Rule 54 Analysis: The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At March 31, 2005, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs as approximately $265 million, or approximately 4.58% of


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Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of March 31, 2005 ($5.784 billion).4

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) is, by its terms, inapplicable since the requirements of paragraphs 53(a) and 53(b) are satisfied.

ITEM 4.  REGULATORY APPROVAL
         -------------------

         The issuance of the Notes and the Guaranties by Georgia has been authorized by the Georgia Public Service Commission. Georgia currently has authority from the Georgia Public Service Commission to issue an aggregate of $2.19 billion of Preferred Securities and other long-term debt.

         No other state commission (except as aforesaid) has jurisdiction with respect to the proposed transactions and no federal commission (other than the Commission) has jurisdiction with respect thereto. Georgia considers that the

____________________________

4 Although Southern owns all of the equity in four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GMAOG Lease, Inc. and NUON Lease, Inc.), Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. (See Southern's application on Form U-1, File No. 70-9727, for further information.) Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to SE Finance Capital Corp. II, SE Finance Capital Corp. or SE Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $403 million as of March 31, 2005.


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Trusts will be exempt from regulation under the Investment Company Act of 1940, as amended, pursuant to the "finance company" exemption afforded by Rule 3a-5 under such Act.

ITEM 5.  PROCEDURE
         ---------

         Georgia hereby requests that the Commission's order be issued as soon as the rules allow because it has the opportunity to lower its cost of funds under current, favorable market conditions. Georgia hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
         ---------------------------------

         (a)      Exhibits

                  A-1 - Form of Trust Agreement. (Designated in Registration Statement, File Nos. 333-121202, 333-121202-01, 333-121202-02, 333-121202-03 and
                           333-121202-04).

                  A-2 - Form of Amended and Restated Trust Agreement. (Designated in Registration Statement, File Nos. 333-121202, 333-121202-01, 333-121202-02,
                           333-121202-03 and 333-121202-04).

                  B-1 - Subordinated Note Indenture between Georgia and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank) (Designated in Certificate of Notification, File No. 70-8461, as Exhibit D).

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                  B-2      - Form of Supplemental Indenture to Subordinated Note
                           Indenture between Georgia and JPMorgan Chase Bank, N.A.*

                  B-3 - Form of Guaranty with respect to Preferred Securities. (Designated in Registration Statement, File Nos. 333-121202, 333-121202-01, 333-121202-02,
                           333-121202-03 and 333-121202-04).

                  C - Registration Statement pursuant to the Securities Act of 1933, as amended. (Filed Electronically January 11, 2005, File Nos. 333-121202,
                           333-121202-01, 333-121202-02, 333-121202-03 and
                           333-121202-04).

                  F        - Opinion of Troutman Sanders LLP.*

                  G        - Form of Notice.*

                  H - Projected Cash Flow Summary of Georgia for years 2005-08 (Filed confidentially pursuant to Rule 104).

                  I - Projected Capitalization of Georgia for years 2005-08 (Filed confidentially pursuant to Rule 104).

         *Previously filed.

         Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

         (b)  Financial Statements.

                           Balance Sheet of Georgia at March 31, 2005.
                  (Designated in Georgia's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File No. 1-6468.)

                           Statements of income of Georgia for the period ended
                  March 31, 2005. (Designated in Georgia's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, File No. 1-6468.)

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         Since March 31, 2005, there have been no material adverse changes, not in the ordinary course of business, in the financial condition of Georgia from that set forth in or contemplated by the foregoing financial statements.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
         ---------------------------------------

         a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of Georgia's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 22, 2005                                 GEORGIA POWER COMPANY



                                                      By: /s/Wayne Boston
                                                            Wayne Boston
                                                         Assistant Secretary

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